UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.90

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

MBNA Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

55262L100

(CUSIP Number)

Estate of Alfred Lerner, Deceased c/o Squire, Sanders & Dempsey, L.L.P., 4900 Key Tower, 127 Public Square Cleveland, Ohio 44114 (216) 479-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55262L100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

The Estate of Alfred Lerner, deceased 34-7151298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power	161,238,583 (1)
Shares Bene-
ficially by	8.	Shared Voting Power
Owned by Each
Reporting	9.	Sole Dispositive Power	161,238,583 (1)
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,238,583 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person (See Instructions)

00*

(1)  Includes 11,934,375 shares subject to options exercisable within 60 days.

CUSIP No. 55262L100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Randolph D. Lerner, Esq

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of New York

Number of	7.	Sole Voting Power	439,915 (2)
Shares Bene-
ficially by	8.	Shared Voting Power	161,238,583 (3)
Owned by Each
Reporting	9.	Sole Dispositive Power	439,915 (2)
Person With
	10.	Shared Dispositive Power	161,238,583 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,678,498 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions)
00*

(2)	Includes 326,010 shares subject to options exercisable within 60 days.

(3)	Includes 161,238,583 shares held by the Estate of Alfred Lerner, deceased, including 11,934,375 shares subject to options exercisable within 60 days.

(4)	Includes 326,010 shares subject to options exercisable within 60 days, and also includes 161,238,583 shares held by the Estate of Alfred Lerner, deceased, including 11,934,375 shares subject to options exercisable within 60 days.

CUSIP No. 55262L100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Nancy Beck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power
Shares Bene-
ficially by	8.	Shared Voting Power	161,238,583 (3)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
	10.	Shared Dispositive Power	161,238,583 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,238,583 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person (See Instructions)
00*

(3)	Includes 161,238,583 shares held by the Estate of Alfred Lerner, deceased, including 11,934,375 shares subject to options exercisable within 60 days.

CUSIP No. 55262L100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Norma Lerner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power	5,000 (5)
Shares Bene-
ficially by	8.	Shared Voting Power	161,238,583 (3)
Owned by Each
Reporting	9.	Sole Dispositive Power	5,000 (5)
Person With
	10.	Shared Dispositive Power	161,238,583 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,243,583 (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person (See Instructions)

00*

(3)	Includes 161,238,583 shares held by the Estate of Alfred Lerner, deceased, including 11,934,375 shares subject to options exercisable within 60 days.

(5)	Includes 5,000 shares subject to options exercisable within 60 days.

(6)	Includes 5,000 shares subject to options exercisable within 60 days, and also includes 161,238,583 shares held by the Estate of Alfred Lerner, deceased, including 11,934,375 shares subject to options exercisable within 60 days.

1. Security and Issuer

     This statement relates to the Common Stock, par value $.01 per share (“MBNA Common Stock”) of MBNA Corporation, a Maryland corporation (“MBNA” or the “Issuer”). The address of the MBNA’s principal executive office is 1100 North King Street, Wilmington, Delaware 19884.

2. Identity and Background

     (a)  This statement is being filed by the Estate of Alfred Lerner, deceased (the “Estate”), as a result of Mr. Lerner’s death on October 23, 2002. The Estate was opened with the Probate Court of Cuyahoga County, Ohio on October 28, 2002.

     (b)  The Estate’s address is c/o Squire Sanders & Dempsey LLP, 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114. The co-executors of the Estate are Norma Lerner, Randolph D. Lerner, Esq. and Nancy Beck. Each of the co-executor’s address’s is c/o Squire Sanders & Dempsey LLP, 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114.

     (c)  Mrs. Lerner was appointed a director of MBNA on November 1, 2002. Mrs. Beck currently is not employed. Mr. Lerner is a partner in Securities Advisors, L.P.

     (d)  During the last five years, none of Mrs. Lerner, Mr. Lerner nor Mrs. Beck have been convicted in a criminal proceeding.

     (e)  During the last five years, none of Mrs. Lerner, Mr. Lerner nor Mrs. Beck have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor have any of them been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the co-executors is a United States citizen.

3. Source and Amount of Funds or Other Consideration

     This Schedule 13D is being filed as a result of Mr. Lerner’s death. The securities were acquired by the Estate by operation of law upon the death of Mr. Lerner. Therefore, this item is not applicable.

4. Purpose of Transaction

     The purpose of the transaction to which this Schedule 13D relates are as follows:

     The securities were acquired by the Estate as a result of Alfred Lerner’s death.

     (a)  - (c) Not applicable.

     (d)  On November 1, 2002, Norma Lerner was appointed a director of MBNA. No other management changes were made. There are no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (e)  - (j) Not applicable.

5. Interest in Securities of the Issuer

     (a)-(b) The response of each of Mrs. Lerner, Mr. Lerner and Mrs. Beck with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.

     (c)  During the 60 days immediately preceding the date of this Schedule 13D, neither Mr. Lerner nor

Mrs. Beck have effected any other transactions in any securities of the Issuer. On November 1, 2002 Mrs. Lerner was granted 5,000 options to purchase shares of MBNA common stock at an exercise price of $20.80 per share. Such grant was made in connection with Mrs. Lerner’s appointment as director of MBNA.

     (d)  Not applicable.

     (e)  Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

7. Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 6, 2002

Estate of Alfred Lerner

By: /s/ Norma Lerner Norma Lerner, Co-executor

By: /s/ Randolph D. Lerner Randolph D. Lerner, Esq., Co-executor

By: /s/ Nancy Beck Nancy Beck, Co-executor

/s/ Norma Lerner Norma Lerner

/s/ Randolph D. Lerner Randolph D. Lerner, Esq.

/s/ Nancy Beck Nancy Beck

Exhibit A

Joint Filing Agreement pursuant to Rule 13d-1 (k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

     Each of the undersigned hereby agrees to be included in the filing of the Schedule 13D dated November 7, 2002 with respect to the issued and outstanding Common Stock of MBNA Corporation beneficially owned by each of the undersigned, respectively.

Dated November 7, 2002

Estate of Alfred Lerner

By: /s/ Norma Lerner Norma Lerner, Co-executor

By: /s/ Randolph D. Lerner Randolph D. Lerner, Esq., Co-executor

By: /s/ Nancy Beck Nancy Beck, Co-executor

/s/ Norma Lerner Norma Lerner

/s/ Randolph D. Lerner Randolph D. Lerner, Esq.

/s/ Nancy Beck Nancy Beck